Exhibit 99.1

“Making the Impossible Possible”

INTERIM FINANCIAL REPORT

H1 2017

REGULATED INFORMATION

This report is prepared in accordance with article 13 of the Belgian Royal Decree of November 14, 2007.

Celyad publishes its Interim Financial Report in French. Celyad has also produced an English translation of this Interim Financial Report for convenience purposes only. In the event of differences of interpretation between the English and the French versions of the Report, the original French version will prevail.

Forward-looking statements

In addition to historical facts or statements of current condition, this report contains forward-looking statements, including statements about the potential safety and feasibility of CYAD-01 cell therapy, including current and planned preclinical and clinical trials for Celyad’s product candidates; the clinical and commercial potential of these product candidates and the adequacy of Celyad’s financial resources; Celyad’s intellectual property portfolio, including plans related thereto; Celyad’s expectations regarding its strategic collaborations and license agreements with third parties, including Novartis, Celdara Medical, and Dartmouth College, and the potential impact of such collaborations on Celyad’s future financial condition; and Celyad’s expected cash burn, which reflect Celyad’s current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical trials or preclinical studies may not be replicated in subsequent trials or studies; risks associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including its clinical trials for CYAD-01; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, Celyad’s ability to enforce its patents against infringers and defend its patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with Celyad’s ability to manage operating expenses; and risks associated with Celyad’s ability to obtain additional funding to support its business activities and establish and maintain strategic business alliances and business initiatives.

A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 4, 2017 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

1.	INTERIM CONDENSED FINANCIAL STATEMENTS - 6 months ended June 30, 2017

1.1.	Interim consolidated statement of financial position

(€’000)	Note	June 30, 2017 [1]	December 31, 2016
NON-CURRENT ASSETS		49,433	53,440
Intangible assets	3.6.3	46,087	49,566
Property, plant and equipment		3,054	3,563
Other non-current assets		292	311
CURRENT ASSETS		70,862	85,367
Trade and Other Receivables		1,318	1,359
Other current assets		708	1,420
Short term investments	3.6.4	45,386	34,230
Cash and cash equivalents	3.6.4	23,449	48,357

TOTAL ASSETS		120,295	138,806

EQUITY	1.3	77,252	90,885
Share capital	3.6.5	33,131	32,571
Share premium	3.6.5	160,611	158,010
Other reserves		21,950	24,329
Retained loss		(138,441)	(124,026)
NON-CURRENT LIABILITIES		30,222	36,646
Finance leases & bank debt		645	917
Advances repayable	3.6.6	7,591	7,330
Contingent consideration	3.6.7	21,725	28,179
Post-employment benefits		204	204
Other non-current liabilities		57	16
CURRENT LIABILITIES		12,823	11,275
Finance leases & bank debt		554	561
Advances repayable	3.6.6	1,131	1,108
Contingent consideration	3.6.7	5,258	—
Trade payables	3.6.8	4,620	8,098
Other current liabilities	3.6.8	1,260	1,508

TOTAL EQUITY AND LIABILITIES		120,295	138,806

[1]	The interim condensed financial statements for the 6-month period ended June 30, 2017 are unaudited financial statements, and subject to a limited review performed by Celyad’s statutory auditor

1.2.	Interim consolidated statement of comprehensive income

(€’000)		For the 6-month period ended June 30,
	3.6.1	2017 [1]	2016
Revenue		2,979	40
Cost of sales		—	(26)
Gross profit		2,979	14
Research and development expenses		(11,147)	(15,446)
General and administrative expenses		(4,244)	(4,740)
Other operating income		56	2,932
Other operating expenses		(1,328)	(4)
Operating Loss		(13,684)	(17,244)
Financial income		556	548
Financial expenses		(1,285)	(228)
Loss before taxes		(14,414)	(16,924)
Income taxes		(1)	(2)
Loss for the period [2]		(14,415)	(16,926)

Basic and diluted loss per share (in €)		(1.52)	(1.82)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss		(576)	—
Currency translation differences		(576)	—
Other comprehensive loss for the period, net of tax		(576)	—
Total comprehensive loss for the period		(14,991)	(16,926)
Total comprehensive loss for the period attributable to equity holders [2]		(14,991)	(16,926)

[1]	The interim condensed financial statements for the 6-month period ended June 30, 2017 are unaudited financial statements, and subject to a limited review performed by the Company’s statutory auditor
[2]	For the periods presented, the Group does not have any non-controlling interests and the loss for the period is fully attributable to owners of the parent.

1.3.	Interim consolidated statement of changes in equity

(€’000)	Share capital	Share premium	Other reserves	Retained loss	Total equity
Balance as of January 1st 2016	32,571	158,010	21,205	(100,313)	111,473
Share-based payments		—	2,260	—	2,260
Total transactions with owners, recognized directly in equity	—	—	2,260	—	2,260

Loss for the period	—	—	—	(16,926)	(16,926)
Currency translation differences	—	—	(179)	—	(179)

Total comprehensive loss for the period	—	—	(179)	(16,926)	(17,105)

Balance as of June 30, 2016	32,571	158,010	23,286	(117,239)	96,628

(€’000)	Share capital	Share premium	Other reserves	Retained loss	Total equity
Balance as of January 1st 2017	32,571	158,010	24,329	(124,026)	90,885
Exercise of warrants	560	—	—	—	560
Share-based payments	—	2,639	(1,803)	—	836
Transaction costs associated with capital increases	—	(38)	—	—	(38)

Total transactions with owners, recognized directly in equity	560	2,601	(1,803)	—	1,358
Loss for the period	—	—	—	(14,415)	(14,415)
Currency translation differences	—	—	(576)	—	(576)

Total comprehensive loss for the period	—	—	(576)	(14,415)	(14,991)

Balance as of June 30, 2017 [1]	33,131	160,611	21,950	(138,441)	77,252

[1]	The interim condensed financial statements for the 6-month period ended June 30, 2017 are unaudited financial statements, and subject to a limited review performed by Celyad’s statutory auditor

1.4.	Interim consolidated statement of cash flows

(€’000)	For the 6-month period ended June 30,
	2017 [1]	2016
Cash flow from operating activities
Loss for the period	(14,415)	(16,926)
Non-cash adjustments
Depreciation	501	277
Amortization	380	379
Contingent consideration – Fair value adjustment	953	—
Recoverable cash advances (RCAs) – Amortized cost adjustment	283	(2,036)
Proceeds from grants and advances	(56)	(896)
Currency translation adjustment	—	(179)
Share-based payment expense	836	2,261
Change in working capital
Trade receivables, other receivables	734	(413)
Trade payables, other payable and accruals	(3,686)	(3,240)
Net cash used in operations	(14,469)	(20,773)

Cash flow from investing activities
Acquisition of property, plant & equipment	(210)	(1,272)
Acquisition of Intangible assets	(7)	—
Disposal of fixed assets	207	38
Acquisition of short term investments	(45,386)	(30,000)
Refunding of short term investments	34.230	5,000
Acquisition of subsidiaries, net of cash acquired	—	(1,500)
Net cash used in investing activities	(11,166)	(27,734)

Cash flows from financing activities
Proceeds from borrowings	—	1,164
Repayments of finance leases	(279)	(134)
Proceeds from issuance of shares and exercise of warrants	560	—
Proceeds from RCAs & other grants	56	1,000
Repayments of advances	—	(4)
Net cash from financing activities	337	2,026

Net cash and cash equivalents at beginning of the period	48.357	100,175
Change in net cash and cash equivalents	(25,298)	(46,481)
Effects of exchange rate changes on cash and cash equivalents	390	—

Net cash and cash equivalents at the end of the period	23,449	53,694

[1]	The interim condensed financial statements for the 6-month period ended June 30, 2017 are unaudited financial statements, and subject to a limited review performed by the Celyad’s statutory auditor

2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of Celyad SA’s (our, Celyad’s or the Company’s) interim condensed consolidated financial statements. It should be read in conjunction with the unaudited financial information and the notes thereto included in this Interim Financial Report and the audited financial information and the notes thereto included in our 2016 Annual Report available on the Company’s website.

All amounts included herein with respect to the six month periods ended June 30, 2017 and 2016 are derived from our interim condensed consolidated financial statements. The consolidated financial statements for the six months’ period ended June 30, 2017 and 2016 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with the IFRS issued by the IASB as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting.

Except for the historical information contained herein, the matters discussed in this Interim Financial Report may be deemed to be forward-looking statements that involve certain risks and uncertainties. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. In this Interim Financial Report, words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this Interim Financial Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Interim Financial Report, they may not be predictive of results or developments in future periods. We caution readers not to place undue reliance on any forward-looking statements made by us, which speak only as of the date they are made.

Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Interim Financial Report, particularly under the “Risk and Uncertainties” and “Forward-looking statements” sections.

This discussion and analysis is dated as of the date of this Interim Financial Report. We disclaim any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company focused on the identification and development of engineered cell therapies in oncology to address diseases with high unmet medical needs.

We are developing a unique CAR-T cell platform, using Natural Killer Receptor (NKR) transduced on to T lymphocytes. The platform targets a wide range of solid and hematological tumors. Unlike traditional CAR-T cell therapy, which target only one tumor antigen, Natural Killer (NK) cell receptors enable a single receptor to recognize multiple tumor antigens.

Our lead immuno-oncology candidate, CYAD-01 (CAR-T NKG2D), is an engineered CAR T-cell that utilizes the human Natural Killer Receptor NKG2D to recognize multiple ligands on numerous solid and hematological tumors. CYAD-01 triggers cell killing through the binding of NKG2D to any of eight naturally occurring ligands that are known to be overexpressed on more than 80% of tumors.

Preclinical results indicate that CYAD-01 has multiple mechanisms of actions and goes beyond direct cancer cell killing. It inhibits the mechanisms that enable tumors to evade the immune system, activates and recruit anti-tumor immune cells and disrupts the blood supply to the tumor. These mechanisms promote the induction of adaptive immunity, meaning the development of a long-term immune memory against specific tumor antigens of the targeted tumor.

Celyad is developing both autologous and allogeneic approaches. The preclinical research underlying this technology was originally conducted at Dartmouth College by Dr. Charles Sentman and has been published extensively in peer-reviewed publications.

CYAD-01 is currently being investigated in THINK (THerapeutic Immunotherapy with CAR-T NKG2D), a Phase I autologous, multiple administrations, dose escalation trial for the treatment of multiple liquid and solid indications. The THINK trial, conducted in the United States and in Belgium, includes two stages: a dose escalation and an extension stage. The dose escalation is being conducted in parallel in solid cancers (colorectal, pancreatic, ovarian, triple negative breast and bladder) and in hematologic (Acute Myeloid Leukemia (AML) and Multiple Myeloma (MM)) cancer groups, while the extension phase will evaluate in parallel each tumor type independently. The dose escalation design includes three dose levels adjusted to body weight: up to 3x108, 1x109 and 3x109 of CAR-T NKG2D cells. At each dose, the patients receive three successive administrations, two weeks apart, of CYAD-01 at the specified dose.

Major Events During the First Half of 2017

Immuno-oncology Platform

Steady progress has been made in advancing the THINK trial (THerapeutic Immunotherapy with CAR-T NKG2D), Celyad’s second clinical trial with its lead product candidate, CYAD-01 (CAR-T NKG2D).

The THINK trial was initiated in late 2016 and is being conducted in the United States and Europe. THINK includes two stages: a dose escalation and an extension stage. The dose escalation stage is being conducted in parallel in five solid cancers (colorectal, pancreatic, ovarian, triple negative breast and bladder) and in two hematologic cancer groups (AML and MM), while the extension phase will evaluate in parallel each tumor type independently. The dose escalation design includes three dose levels adjusted to body weight: up to 3x108, 1x109 and 3x109 CYAD-01 cells. At each dose, the patients receive three successive administrations, two weeks apart, of CYAD-01 at the specified dose.

All patients enrolled in the second cohort of the solid arm have been dosed successfully, as well as the first patient enrolled in the second cohort of the liquid arm. No adverse events have been reported.

Major clinical milestones achieved in the first half of 2017 include:

•	No adverse events reported in patients treated to date in both the solid and liquid arms, in-line with the positive safety profile seen in the CM-CS1 Phase I clinical trial. To date there have been no reports of safety concerns including unexpected serious adverse reactions, dose limiting toxicities or cytokine release syndrome toxicity;

•	Promising early clinical results were reported at the three-month follow-up from the first dose-level in solid tumors. At the first 3 x 10[8] cell dose-level administered to a total of three patients with metastatic cancer, the two colorectal cancer (mCRC) patients progressing after at least two prior chemotherapy regimens, achieved a confirmed Stable Disease according to RECIST criteria at three months.

In July, Celyad initiated the SHRINK trial (Standard CHemotherapy Regimen and Immunotherapy with CAR-T NKG2D), the third clinical trial with CYAD-01. SHRINK is an open-label Phase I trial evaluating the safety and clinical activity of multiple doses of CYAD-01, administered concurrently with the neoadjuvant FOLFOX treatment in patients with potentially resectable liver metastases from colorectal cancer.

Cardiovascular Platform

In May, Celyad announced that the U.S. Food and Drug Administration (FDA) had granted Fast Track designation for its C-Cure® therapy. The FDA granted Fast Track Development Program designation based on CHART-1 data related to reduction in mortality, hospitalization and improvement of quality of life in patients with chronic heart failure secondary to ischemic cardiomyopathy with baseline Left Ventricular End-Diastolic Volumes (LVEDV) between 200 and 370ml.

Intellectual Property

In January, the U.S. Patent and Trade Office (USPTO) upheld, for a third time, Celyad’s U.S. Patent No. 9,181,527, relating to allogeneic human primary T-cells that are engineered to be TCR-deficient and express a chimeric antigen receptor (CAR). In March, the USPTO rejected another request for a re-examination of the same patent. Celyad’s critical patent remains valid and enforceable.

In May, Celyad obtained a new patent related to its method of treating cancer by administering allogeneic primary human T cells that are engineered to be T-Cell Receptor (TCR)-deficient and to express a CAR.U.S.Patent No. 9,663,763 is the third patent in Celyad’s allogeneic intellectual property portfolio awarded by the USPTO. This new patent claims specifically methods of treating cancer patients with allogeneic TCR-deficient CAR-T immunotherapies. Earlier patents were related to the allogeneic TCR-deficient CAR-T cells per se, and to methods of producing them. The combination of this patent with earlier granted U.S. patents consolidates Celyad’s strong intellectual property (IP) position in the CAR-T field and strengthens the Company’s IP portfolio covering key elements in the allogeneic TCR-deficient CAR-T cells production value chain.

Corporate

In May, Celyad announced a non-exclusive license agreement with Novartis regarding U.S. patents related to allogeneic CAR-T cells. The agreement includes Celyad’s intellectual property rights under U.S. Patent No. 9,181,527 related to allogeneic human primary T-Cells engineered to be TCR-deficient and express a CAR. This agreement is related to two undisclosed targets currently under development by Novartis.

Under the terms of the agreement, Celyad received an upfront payment and is eligible to receive success-based clinical, regulatory and commercial milestone payments in aggregate amounts of up to $96 million. In addition, Celyad is eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. Celyad retains all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells.

Events Subsequent to Semester-End

In August 2017, Celyad amended its agreements with Celdara Medical, LLC and Dartmouth College related to the CAR-T NKR cell drug product candidates and related technology licensed in January 2015 following the acquisition of OnCyte, LLC. Under the amended agreements, Celyad is to receive an increased share of future revenues generated by these assets, including revenues from its sub-licensees. In return, Celyad paid Celdara Medical LLC and Dartmouth College an upfront payment of $12.5 million (€10.6 million) and issued to Celdara Medical, LLC $12.5 million worth of Celyad’s ordinary shares at an agreed share price of €32.35. The financial effects of the above transactions have not been brought to account in the interim consolidated financial statements of Celyad as of 30 June 2017 and may materially impact the Company’s income statement in the consolidated financial statements at year-end 2017.

Operating Capital Requirements

We believe that our existing cash position is sufficient to continue operating at least for the next 12 months. We also believe that it will enable us to fund our operating expenses and capital expenditure requirements, based on the current scope of our activities, through the first half of 2019. We have based the latter estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and commercialize our product candidates.

3.	NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS - 6 months ended June 30, 2017

3.1. General information

The Company and its subsidiaries (together, the Group) is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. The company utilizes its expertise in cell engineering to target cancer.

We are developing a unique CAR-T cell platform, using NKR transduced on to T-lymphocytes. The platform targets a wide range of solid and hematological tumors. Unlike traditional CAR-T cell therapy, which target only one tumor antigen, NK cell receptors enable a single receptor to recognize multiple tumor antigens. Our lead immuno-oncology candidate, CYAD-01 (CAR-T NKG2D), is an engineered CAR T-cell that utilizes the human NKG2D to recognize multiple ligands on numerous solid and hematological tumors.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

The group has four fully owned subsidiaries located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad Inc.; Corquest Medical, Inc.; and OnCyte, LLC).

These interim consolidated financial statements of Celyad for the six months ended June 30, 2017 (the “interim period”) include Celyad SA and its subsidiaries. These statements were approved by the Audit Committee on August 25, 2017. These statements were subjected to a limited review by BDO Réviseurs d’entreprises SCCRL, the statutory auditor of the Company.

The interim report is available to the public free of charge and upon request to the above-mentioned address or via the Company’s website (http://www.celyad.com/investors).

3.2. Summary of significant accounting policies

The significant accounting policies used for preparing the interim condensed consolidated financial statements are explained below.

3.2.1. Basis of preparation

The interim condensed consolidated financial statements have been prepared in accordance with the IFRS issued by the IASB and in accordance with the IFRS issued by the IASB as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting.They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2016.

The interim condensed consolidated financial statements have been approved for issue by the Company’s Audit Committee on August 25, 2017.They were subject to a limited review by the statutory auditor, but have not been audited.

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the interim period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The principal risks during the interim period have not materially changed from those mentioned in the 2016 Annual Report and subsequent reports and filings made with the SEC, each of which are available on the Company’s website (http://www.celyad.com/investors/regulated-information).

All statements and information relate to the interim period unless otherwise stated.

The interim condensed consolidated interim financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand (€000) except when otherwise indicated.

3.2.2. Accounting policies

The accounting policies and methods applied in these interim condensed consolidated financial statements are the same as those applied in the December 31, 2016 consolidated financial statements. The new or amended IFRS standards issued by the IASB, which became effective January 1, 2017, have had no material effect on the interim condensed consolidated financial statements.There were no new or amended IFRS Standards issued by the IASB as adopted by the European Union which became effective January 1, 2017.

The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and the IFRIC, but which are not yet effective as per June 30, 2017 and/or net yet adopted by the European Union as per June 30, 2017 (*):

•	IFRS 15 Revenue from Contracts with Customers (Original issue May 2014 and subsequent amendments)

•	IFRS 15 (*) Revenue from Contracts with Customers – Clarifications (Original issue April 2016)

•	IFRS 16 (*) Leases (Original issue January 2016)

The company plans to adopt these IFRS Standards on their effective date. The assessment of their impact (in particular, the “principal- agent” application guidance under IFRS 15) is ongoing.

None of the other new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2017, and which have not been adopted early, are expected to have a material effect on the Group’s future financial statements.

3.3. Segment reporting

The chief operating decision-maker (CODM), who is responsible for allocating resources and assessing performance of the Group, has been identified as the Board of Directors that makes strategic decisions.

With the acquisition of OnCyte, LLC and its new technology platform, the management and the CODM have determined that as from 2015, there are two operating segments, respectively the cardiology segment, regrouping the Cardiopoiesis platform, the Corquest Medical, Inc. (Corquest) platform and C-Cathez, and the immuno-oncology segment regrouping all assets developed based on the platform acquired from OnCyte, LLC (OnCyte).

Although the Group is currently active in Europe and in the United States, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase.No disaggregated information on product level or geographical level or any other level currently exists and hence is also not considered by the Board of Directors for assessing performance or allocating resources.

The CODM is not reviewing assets by segments, hence no segment information per asset is disclosed.As per 30 June 2017, all of the Group’s non-current assets are located in Belgium, except (i) the Corquest intellectual property, valued at €1.5 million which is located in the United States, (ii) the goodwill and In Process Research & Development (IPRD) of OnCyte also located in the United States and (iii) the leasehold improvements made in the offices of Celyad Inc. located in Boston, Massachusetts,USA.

During the first half of 2016, marginal revenue was generated from external customers. All revenue generated related to sales of C-Cathez to a limited number of customers. Two-thirds of the research and development (R&D) expenses incurred were i the cardiology segment, with the completion of the CHART-1 clinical trial as the main driver.

€’000	For the 6-month period ended June 30, 2016
	Cardiology	Immuno- oncology	Corporate	Group total
Revenue	40	—	—	40
Cost of sales	(26)	—	—	(26)
Gross profit	14	—	—	14
Research &development expenses	(10,146)	(5,300)	—	(15,446)
General &administrative expenses	—	—	(4,740)	(4,740)
Other operating income & expenses	2,280	648	—	2.928
Operating loss	(7,852)	(4,652)	(4,740)	(17,244)
Net financial income	—	—	320	320
Loss before taxes	—	—	—	(16,924)
Income taxes	—	—	(2)	(2)
Loss for the period	(7,852)	(4,652)	(4,422)	(16,926)

During the first half of 2017, the Group has received a non-refundable upfront payment as a result of the Company’s entry into a non-exclusive license agreement with Novartis. R&D expenses associated to our cardiology assets decreased significantly compared to 2016, as a result of our strategy to focus on our immuno-oncology assets.

€’000	For the 6-month period ended June 30, 2017
	Cardiology	Immuno- oncology	Corporate	Group total
Revenue	—	2,979	—	2,979
Cost of sales	—	—	—	—
Gross profit	—	2,979	—	2,979
Research & development expenses	(1,497)	(9,650)	—	(11,147)
General & administrative expenses	—	—	(4,244)	(4,244)
Other operating income & expenses	505	(1,778)	—	(1,273)
Operating loss	(992)	(8,448)	(4,244)	(13,684)
Net financial expense	—	—	(730)	(730)
Loss before taxes	(992)	(8,448)	(4,973)	(14,414)
Income taxes	—	—	(1)	(1)
Loss for the period	(992)	(8,448)	(4,974)	(14,415)

3.4 Off-Balance Sheet Arrangements

As of the date of this report and also for the periods presented, we did not have any off-balance sheet arrangements.

3.5 Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. As of end of June 2017, all research and development expenditures were accounted for as operating expenses.

3.6 Additional disclosure notes to the financial statements

3.6.1	Results of operations - Comparison of the 6-month period ended June 30, 2017 and June 30, 2016

Revenue

Total revenues increased by €3.0 million. In June 2017, the Group has received a non-refundable upfront payment as a result of the Company’s entry into a non-exclusive license agreement with Novartis. This upfront payment, net of the amount paid to the technology inventor Dartmouth College, was fully recognised upon receipt as there are no performance obligations nor subsequent deliverables associated with the payment.

In 2016, revenues were associated to sales of the C-Cathez catheter. There were no such sales in the first half of 2017.

We do not expect to generate material revenue unless and until we receive regulatory approval for one of our drug product candidates.

Research and development expenses

The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in our consolidated financial statements.

(€’000)	For the 6-month period ended June 30
	2017	2016
Employee expenses	3,647	4,297
Travel & Living	218	375
Clinical study costs	1,510	2,538
Preclinical study costs	1,502	1,861
Process development and scale-up	1,233	1,650
Research fees	401	482
IP fees	251	406
Share-based payments	355	1,225
Research supplies	612	800
Depreciation and amortization	754	653
Rent and utilities	206	469
Delivery systems	271	509
Others	187	181

Total R&D expenses	11,147	15,446

Compared to the six months ended June 30, 2016, research and development expenses decreased by €4.3 million during the six-months ended June 30, 2017. This decrease is mostly explained by the following: payroll, clinical study costs and share-based payments. Over the first semester of 2017, most of the R&D efforts of the Company were focused on the development of its immuno-oncology platform, reflecting its strategy on its mid-term positioning. Most of our R&D internal resources are allocated to the continuous development of our lead product candidate, CYAD-01, both on clinical and preclinical efforts. We also emphasize the process development, manufacturing scale-up and automation of our production processes, in preparation of the next anticipated clinical stages of CYAD-01.

General and administrative expenses

(€’000)	For the 6-month period ended June 30,
	2017	2016
Employee expenses	1,429	1,344
Consulting fees	976	1,238
Share-based payments	481	1,035
Communication & marketing	415	444
Rent	471	356
Travel & living	151	167
Depreciation	125	—
Other	196	156

Total general and administrative expenses	4,244	4,740

General and administrative expenses decreased by €0.5 million over the six-month period ended June 30, 2017 as compared to the six-month period ended June 30, 2016. This variance primarily relates to the decrease the expenses associated to the share-based payments. Share-based payments are non-disbursable expenses related to the share option plan offered to our employees, managers and directors.

Other operating income and expenses

(€’000)	For the 6-month period ended June 30,
	2017	2016
Grant income from recoverable cash advances (RCAs) and subsidies	56	144
RCAs – amortized cost adjustment	—	2,788

Total other operating income	56	2,932

Contingent consideration – fair value adjustment	1,005	—
RCAs – amortized cost adjustment	283	—
Other	41	4

Total other operating expenses	1.329	4

Other operating income and expenses are mostly composed of (i) grant income from subsidies and RCAs (from the Walloon Region and EU FP7 programs), initially recognized at fair value and subsequently measured at amortized cost, and (ii) change in fair values estimates of the contingent consideration associated with future payments owed to Celdara Medical and Dartmouth College During the first half of 2017, there were only limited proceeds received from the Walloon Region.

The management reviewed conservatively the time to commercialization of C-Cure and CYAD-01 based on the clinical development stage of such product candidates. As a consequence, the liabilities associated with C-Cure decreased and those associated with CYAD-01 increased, resulting in a net increase of the liabilities as of 30 June 2017. Company management also reviewed the fair value of the future payments owned to Celdara Medical and Dartmouth College in light of the progress made in the development of the CAR-T platform over the first semester of 2017, leading to an increase of the liability of $1.1 million.

Operating loss

As a result of the foregoing, our operating loss decreased by €3.6 million over the six-month period ending June 30, 2017 as compared to the six-month period ended June 30, 2016, totaling €13.7 million at June 30, 2017.

Financial income and financial expenses

Financial income is mainly composed of interest income on short term deposits. Financial expenses are mainly composed of currency exchange difference. The interest income is stable compared to 2016. The increase in financial expenses resulted from the depreciation of the U.S. dollar (USD) against the Euro.

Loss for the year

As a result of the foregoing, our loss for the six-month period ended June 30, 2017 decreased by €2.5 million, from €16.9 million as at June 30, 2016 to €14.4 million as at June 30, 2017.

Loss per share

The loss per share is calculated by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share. In case the warrants would be included in the calculation of the loss per share, this would decrease the loss per share.

(€’000)	For the 6-month period ended June 30,
	2017	2016
Loss for the period attributable to equity holders	(14,415)	(16,926)
Weighted average number of shares outstanding	9,486,954	9,313,603

Earnings per share in EUR (non-fully diluted)	(1.52)	(1.82)

3.6.2	Liquidity and capital resources

Our liquidity requirements primarily relate to the funding of research & development and general & administrative expenses and working capital requirements. We monitor our risk to a shortage of funds using a monthly liquidity planning tool. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposits and finance leases.

As of December 2016, we funded our operations through several private and public investments for a total of €213.5 million (respectively €42.0 million and €171.5 million). We also received non-dilutive funding from local and European governmental bodies.

There were no capital raises in the first half of 2017. The capital increases, respectively in February and May 2017, were related to the exercise of Company warrants. The Group did not contract for additional bank financing during the first semester of 2017.

Amounts due to the Walloon Region, booked as advances repayable, at June 30, 2017 correspond to the present value of expected future repayments of RCAs received, to support specific development programs related to C-Cure, C-Cathez and CYAD-01. We are exposed to liabilities and contingent liabilities as a result of the RCAs we have received from the Walloon Region and the license agreement executed with Celdara Medical, LLC. Out of the RCA contracts pending as of June 30, 2017 totaling €26.7 million, €21.2 million has been effectively paid out.

The following table sets forth our condensed interim consolidated cash flows information for the six-month periods ended June 30, 2017 and 2016.

(€’000)	For the 6-month period ended June 30,
	2017	2016
Net cash used in operations	(14,469)	(20,773)
Net cash used in investing activities	(11,166)	(27,734)
Net cash from financing activities	337	2,026

Change in net cash and cash equivalents	(25,298)	(46,481)

The cash outflow resulting from operating activities amounted to €14.5 million for the six months ended June 30, 2017 versus €20.8 million for the six months ended June 30, 2016. This decrease primarily resulted from the increase of our revenues associated to the Novartis license agreement and the decrease of our research and development expenses over the first half of 2017 compared to the first half of 2016.

Cash flow from investing activities represented a net cash outflow of €11.2 million for the six months ended June 30, 2017. Cash outflows from investing activities in 2017 were the investments in short-term deposits for a total amount of €45.4 million. Cash inflows over the period amounted to €34.2 million and correspond to the refunding of short-term deposits.

Cash flow from financing activities represented a net cash inflow of €0.3 million in the first half of 2017 compared to €2.0 million for the first half of 2016. The cash inflows in the first half of 2017 resulted from proceeds from exercise of Company warrants in the amount of €0.6 million. Cash outflows for the period corresponded to repayments of bank debt and leasing.

3.6.3	Intangible assets

(€’000)	As of June 30,	As of December 31,
	2017	2016
OnCyte IPRD	36,628	39,655
Mayo license	6,341	6,637
Corquest IP	1,286	1,327
C-Cath development costs	772	805
Goodwill	960	1,040
Other intangible assets	100	102

Total Intangible assets	46,087	49,566

The variance on the total intangible assets as of June 30, 2017 resulted primarily from currency translation (€3.0 million), the OnCyte IPRD being registered in the accounting books of OnCyte, LLC in USD. Goodwill and OnCyte IPRD are not amortized, but are tested for impairment at least annually and whenever events or changes in circumstances indicate that their value may not be fully recoverable. The amortization expenses for the other intangible assets amounted to €0.4 million as of June 30, 2017.

3.6.4	Cash position

(€’000)	As of June 30,	As of December 31,
	2017	2016
Short-term investments	45,386	34,230
Cash and cash equivalents	23,449	48,357

Total cash position	68,835	82,587

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand.

Short-term investments refers to short-term deposits with an original maturity of less than 12 months. The Group has increased the amounts invested in short-term deposits over the first half of 2017.

3.6.5	Capital and share premium

(€’000)	As of June 30,	As of December 31,
	2017	2016
Capital	33,131	32,571
Share premium	160,611	158,010
Outstanding shares	9,525,753	9,313,603

As of June 30, 2017, share capital amounted to €33,131 represented by 9,525,753 ordinary shares with no nominal value. This balance does not include the outstanding warrants issued by the Company and granted to certain directors, employees and non-employees of Celyad.

There were two capital increases over the course of the first semester 2017 related to warrant exercises:

•	On February 1, 2017, 207,250 new shares as a result of an exercise of 207,250 warrants by former and current Celyad employees and by some members of Celyad’s executive management team; and

•	On May 2, 2017, 4,900 new shares as a result of an exercise of 4,900 warrants by Celyad employees.

As of June 30, 2017 all shares issued have been fully paid.

3.6.6	Advances repayable

(€’000)	As of June 30,	As of December 31,
	2017	2016
Non-current portion	7,591	7,330
Current portion	1,131	1,108

The increase in the non-current portion of the advances repayable reflects revised estimated timing and probability of cash flows for repayment of the recoverable cash advances associated with the contracts related to C-Cure, C-Cathez and CYAD-01 as a result of the outcomes of the respective clinical trials.

As of June 30, 2017, the maximum undiscounted amount the Group may have to reimburse to the Walloon Region amounts to €18.6 million.

3.6.7	Contingent consideration

(€’000)	As of June 30,	As of December 31,
	2017	2016
Non-current portion	21,725	28,179
Current portion	5,258	—

Total contingent consideration	26,982	28,179

The contingent consideration refers to the acquisition of OnCyte and corresponds to the fair value of the potential future payments due to Celdara Medical, LLC and Dartmouth College pursuant to the agreements signed in January 2015. Future payments are associated with the outcome of the development of the assets acquired and potential future sales estimated through a risk-adjusted net present value.

(€’000)	Contingent consideration
Closing balance at 31 December 2016	28,179
Half-year 2017 fair value adjustment	1,005
Currency translation adjustment	(2,202)

Closing balance at 30 June 2017	26,982

The decrease of the contingent consideration as of June 30, 2017 resulted from a combination of fair value adjustment and currency translation adjustment. The nominal value of the contingent consideration is in USD and increased by $1.1 million as of June 30, 2017 compared to year-end 2016.

3.6.8	Trade payables and other current liabilities

(€’000)	As of June 30,	As of December 31,
	2017	2016
Total trade payables	4,620	8,098
Other current liabilities
Social security	164	294
Payroll accruals and taxes	1,091	1,206
Other current liabilities	5	8

Total other current liabilities	1,260	1,508

3.6.9	Financial instruments fair value disclosures

All financial assets and liabilities are considered to have carrying amounts that materially correspond to fair value. Apart from a change in assumptions regarding future cashflows, the underlying variables with respect to the calculation of the fair value of the contingent consideration have not changed compared to year-end 2016 and therefore reference is made to the sensitivity analysis as included in the 2016 financial statements. Also for other fair value disclosures, we refer to the year-end financials.

3.6.10	Related party transactions

The compensation amounts presented below, awarded to the members of the Board of Directors and the Executive Management Team of the Company, were recorded as expenses in the period referenced.

(€’000)	For the 6-month period ended June 30,
	2017	2016
Independent directors’ fees	193	219
Share based payments	149	346
Total compensation to the Board of Directors	342	565

Management fees	1,124	1,129
Short-term employee benefits	381	374
Share-based payments	454	1,196

Total compensation to the Executive Management Team	1,959	2,699

3.6.11	Subsequent events

On August 3, 2017, Celyad and its wholly-owned subsidiary OnCyte, LLC, announced the amendment of their agreements with U.S. collaboration partners Celdara Medical LLC and Dartmouth College.

Celyad obtained access to its CAR-T NKR cell drug product candidates and related technology, including technology licensed from Dartmouth College, in January 2015, through its acquisition of OnCyte, LLC from Celdara Medical, LLC, a privately-held U.S. biotechnology company. This portfolio included three autologous CAR-T cell therapy products and an allogeneic T cell platform. Since the acquisition, Celyad has focused on further developing the portfolio and is currently in the preclinical or clinical phase for a number of product candidates.

Under the amended agreements, Celyad will receive an increased share of future revenues generated by these assets, including revenues from its sublicensees. In return, Celyad paid Celdara Medical, LLC and Dartmouth College an upfront payment of $12.5 million (€10.6 million) and issued to Celdara Medical, LLC $12.5 million worth of Celyad’s ordinary shares at an agreed share price of €32.35. The new agreements also give right to Celdara Medical, LLC to a portion of the upfront payments received by Celyad pursuant to its agreements with ONO Pharmaceuticals and Novartis, respectively, in August 2016 and June 2017 in the aggregate amount of $1.5 million. Finally, the service agreement between OnCyte, LLC and Celdara Medical, LLC executed in January 2015 was terminated. The termination of this agreement results in a net savings for Celyad of $0.9 million of amounts originally owed under the agreement.

The financial effects of the above transactions have not been brought to account in the interim consolidated financial statements of Celyad as of June 30, 2017 and may materially impact Celyad’s consolidated financial statements at year-end 2017.

4.	RISKS AND UNCERTAINTIES

The following key risks and uncertainties for the Group described here below are those, currently known and specific to us. If any of these risks materialize, our business, financial condition or results of operations could suffer:

•	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

•	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•	Our drug product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

•	Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

•	We depend on intellectual property licensed from third parties, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•	We believe that we were a passive foreign investment company for our 2016 taxable year, and expect that we may be a passive foreign investment company in other future taxable years. U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

This list is not exhaustive, and we recommend that you read the detailed analysis of the risks that the Group faces set out in the Company’s 2016 Annual Report on Form 20-F filed with the SEC on April 4, 2017 and subsequent filings and reports made by Celyad.

5.	REPORT OF THE AUDITOR

Statutory auditor’s report to the Board of Directors of

CELYAD SA on the review of consolidated interim financial information for the six-month period ended 30 June 2017

Introduction

We have reviewed the accompanying interim consolidated statement of financial position of CELYAD SA as of 30 June 2017 and the related interim consolidated statements of comprehensive income, cash flows and changes in equity for the six-month period then ended, as well as the explanatory notes. The Board of Directors is responsible for the preparation and presentation of this consolidated interim financial information in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union.

Brussels, 29 August 2017

BDO Réviseurs d’Entreprises Soc. Civ. SCRL

Statutory auditor

Represented by Bert Kegels

Financial calendar

Third quarter 2017 business update	November 17, 2017

Full-year results 2017	March 27, 2018

Annual shareholders meeting	May 7, 2018